January 18, 2013

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C., 20549-0305

U.S.A.

Re:	Konami Corporation
Form 20-F for the fiscal year ended March 31, 2012 Filed July 25, 2012
File No. 001-31452

Dear Ms. Collins:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated November 28, 2012, with respect to the annual report on Form 20-F of KONAMI CORPORATION (the “Company”) for the fiscal year ended March 31, 2012. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly. References to “KONAMI” are to the Company and its consolidated subsidiaries.

Form 20-F for the fiscal year ended March 31, 2012

Item 5. Operating and Financial Review and Prospects

Item A. Operating Results

Results of Operations

Comparison of Fiscal 2012 with Fiscal 2011, page 75

1.	Product sales revenue declined 16% during the last three fiscal years, while service and other revenue increased 32%. For the six months ended September 30, 2012, product sales revenue decreased 26% compared to the same period in 2011, and service and other revenue accounted for the majority of total net revenues for what appears to be the first time. Please tell us how you considered highlighting this potentially significant revenue trend and discussing the contributing business and market conditions. See Item 5.D of Form 20-F and for guidance, refer to Section III.B of SEC Release No. 33-6835 (May 18, 1989).

Response:

Over the last three fiscal years and the six months ended September 30, 2012, we recognize that our product sales revenue declined while service and other revenue increased. However, we cannot objectively conclude that this revenue trend will continue in future periods since this revenue trend is significantly affected by the timing of the release of “hit” titles. We supplement the discussion of the revenue trend by including the following contributing business and market conditions.

The increase in service and other revenue primarily resulted from the major success of content for social networks which contributed significantly to the revenue of our Digital Entertainment segment. The decrease in product sales revenue primarily resulted from declines in sales of consumer game products.

With the growth in the usage of smartphones and tablet PCs, the free-to-play game service model, which requires no basic fees and/or pay-per-item to play the games, has led the market and continues to expand significantly. Our social game content, including the DRAGON COLLECTION which was launched during the year ended March 31, 2011, has been successful, and service and other revenue has increased significantly from the sale of virtual goods for social games. We discuss these trends in our Form 20-F under “Results of Operations—Comparison of Fiscal 2012 with Fiscal 2011—Net Revenues” and “Segment Information—Comparison of Fiscal 2012 with Fiscal 2011—Digital Entertainment Segment” within Item 5 and under “Social Content Business” within Item 4.B. The growth for social games is expected to continue as we intend to launch new releases and focus on development of content for global standard platforms. However, as discussed below, the exact growth trend of our social games business is difficult to predict because it depends the performance of “hit” titles.

The market of consumer games, which includes console games and handheld games, has recently experienced a polarizing revenue trend whereby so-called “high-end AAA” titles that are designed with leading-edge programming technology to maximize the game console specifications have increased in sales volume while many other titles have remained stagnant. We discuss this trend under “Digital Entertainment Segment—Consumer Games business—Software Development” within Item 4.B. of our Form 20-F. Under such circumstances, our strategy is to focus our resources on selected “high-end AAA” titles globally in accordance with our “Selection and Concentration” policy.

In addition, our business model, particularly in the Digital Entertainment segment, experiences revenue volatility as the business model is dependent on “hit” products and is affected in particular by the timing of release of such “hit” titles. We highlight our dependence on “hit” products in our Form 20-F in several places, including under “Factors Affecting Our Results of Operations—Hit Products and Services” within Item 5.A. and under “Risks Relating to Our Overall Business—Our future success is dependent on our ability to release “hit” products” within Item 3.D. The releases of “hit” products generally contribute to our revenue in the second half of our fiscal year, but the precise impact of “hit” products on revenues in any given fiscal year is difficult to predict. In light of these factors, we cannot objectively conclude whether product sales revenue will continue to decline or whether service and other revenue will continue to increase in future periods.

We will take into consideration the guidance in Release 33-6835 to enhance our management discussions and analysis in our future filings.

2.	Please provide us with a breakdown of your Digital Entertainment Segment revenue for Fiscal 2011 and 2012 for the five businesses including: social content, consumer games, e-Amusement, card games and other. As part of your response, please tell us what consideration you gave to providing this quantitative disclosure and a discussion of changes in these businesses in your results of operations discussion.

Response:

Net revenues of the main businesses which compose the Digital Entertainment segment for the year ended March 31, 2011 and 2012 are as follows:

	(millions of yen)
	Fiscal year ended March 31,
	2011	2012
Consumer games	65,709	50,449
Content for social networks	15,756	36,656
e-Amusement	28,265	25,310
Card Games	21,399	26,179
Other	1,995	1,806

Total	133,124	140,400

We respectfully advise the Staff that we believe our focus on discussion of our Digital Entertainment segment in our results of operations discussion is appropriate because the classification to the five businesses of consumer games, content for social networks, e-Amusement, card games and other are linked to platforms/distribution channels we use to sell our digital contents and does not represent the way that we review the operating results. Accordingly, we believe that the disclosure of the five businesses would not be appropriate for our result of operations discussion.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-15

3.	It would appear based on your disclosure on page 68 that you continue to provide mobile games. We further note your disclosure on page F-16 of your Form 20-F for the year ended March 31, 2011 that revenue from mobile game content is derived from monthly subscription fees; however, the policy in your current Form 20-F does not refer to such arrangements. Please tell us if you no longer enter into arrangements where mobile game revenue is derived from subscription fees. To the extent that any mobile game revenue has been recognized under subscription fee arrangements for any years presented, please tell us what consideration you gave to continuing to disclose the accounting policies for these arrangements.

Response:

We respectfully advise the Staff that we continue to have arrangements where we record mobile game revenue that is derived from subscription fees. However, mobile game revenue based on monthly subscription fees has declined while revenue from smartphone based on content for social networks has increased such that mobile game revenue is no longer material to our operations. We expect this trend to continue and we accordingly decided to remove the accounting policies for the mobile game arrangements from the year ended March 31, 2012.

The percentage of mobile game revenue to the total revenue were approximately 2%, 2% and 1% for the years ended March 31, 2010, 2011 and 2012, respectively.

4.	Your disclosure indicates that you provide social game content through certain social game platform providers and that this revenue is recognized net. Please tell us more about the terms of the arrangements with the social platforms. Explain the process a player must follow to obtain a virtual good from the social platform. Also, please tell us how you determined that net reporting was appropriate and refer to each of the factors outlined in ASC 605-45-45 or provide the specific accounting guidance that you relied upon in accounting for virtual goods on a net basis.

Response:

We respectfully advise the Staff that our content such as virtual goods is sold to the end-users through social network platforms. There is no principal agent analysis required from our perspective because we do not reside as a “middleman” in this business model. The terms of the arrangements in relation to the content for social networks with the social platform providers (the “providers”) are summarized as follows:

•	We agree to distribute our content through the providers’ platform and we agree to use the systems and functionalities designated by the providers.

•	The providers review our content, and they have the right to invalidate the functionality or terminate the distribution of the content.

•

The providers issue virtual currency (the “coins”) to a player who is a member of the provider’s platform upon advance purchase. The coins may be used within the platform to purchase our virtual goods.

•

Providers do not allow us to offer certain services or functionalities including the exchange and the use of the coins outside of the platform, the exchange of the coins for cash or the exchange of the coins for other coins.

•

Providers pay proceeds to us which are calculated based on the amount of coins consumed in purchasing the virtual goods in our games. The proceeds are paid to us net of the commission we pay to providers to sell our contents on their platforms.

Since we are simply being reimbursed for the sale of our content, we believe that the current accounting is appropriate.

5.	Please tell us how you determine the consumption dates for your consumable virtual goods and how you are able to differentiate revenue attributable to durable virtual goods from consumable virtual goods. Please explain how you determine the estimated average playing period for your durable virtual goods and tell us how you considered periods of inactivity in determining these periods. As part of your response, please tell us how you have sufficient historical experience to determine these periods, considering it appears that you started entering into these arrangements during the year ended March 31, 2012. Finally, please tell us what consideration you gave to disclosing the factors considered when determining the average playing period.

Response:

We determine the consumption dates for our consumable virtual goods based on the number and amount of each item purchased and used by each player which are recorded on our servers. Virtual goods purchased by players are categorized as consumable virtual goods or durable virtual goods according to the nature of each virtual goods. The status of the purchase and the usage of each virtual goods are monitored through usage data of each player recorded on our servers.

We review log-in data of each player as of a certain date, including a quarterly-period-end and a fiscal-year-end, to determine the estimated average playing period for our durable virtual goods based on the analysis of such data, including the start date of playing a game and the date of the last log-in for each player. Currently, our policy is to consider a player to be active until such player ceases to play the game or last logged in because we consider that we continue to provide a player with the services to that date. Since we started these free-to-play model game services on social network platforms from the fiscal year ended March 31, 2011 and we have more than one year of historical data, we believe we have sufficient data to determine estimated average playing periods.

Finally, with respect to the disclosure of the factors considered in determining the average playing period, we currently provide the following disclosure as part of the Revenue Recognition note on page F-16 of our Form 20-F for the year ended March 31, 2012.

Revenue from social game content is recognized when the services, related to the virtual goods within the game, have been rendered to the player. For purposes of determining when the service has been rendered to the player, KONAMI has determined that an implied obligation to the paying player exists for it to continue providing the purchased virtual goods within the social game over the period the player is expected to access the game or when the virtual goods are consumed.

We respectfully conclude that the current disclosure is adequate as it provides an indication that our obligation to a paying player exists for the purchased virtual goods for the period that a player is expected to access the game or when the virtual goods are consumed.

Note 15. Severance and Retirement Plans, page F-38

6.	We note your disclosures on page F-39 that certain of your domestic subsidiaries terminated existing defined benefit plans and transitioned to new defined contribution plans and that this change was accounted for as a settlement. Please tell us how you determined that a settlement had occurred considering the benefit obligation will be settled by you over an eight year period. We refer you to the definition of settlement in ASC 715-30-20 and the guidance in ASC 715-30-15-6(a)(1) and ASC 715-30-35-78. As part of your response, tell us how you are relieved of the primary responsibility for the benefit obligation and the significant risks related to the obligation and the assets used to effect the settlement.

Response:

We respectfully advise the Staff that settlement did not occur for certain defined benefit plan obligation that was not contributed to a new defined contribution plan as we were not relieved of the primary responsibility for the benefit obligation and the significant risks related to the obligations and the assets used to effect the settlement.

Please be advised that in addition to the defined benefit pension plan mentioned above, there was another defined benefit plan that was contributed to the new defined contribution plan. This defined benefit plan was fully funded and pension plan assets were contributed to the new defined contribution plan. We concluded that settlement was appropriate as we met all of the settlement accounting criteria.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or e-mail, Junichi Motobayashi (Corporate Officer) [fax: +81-3-5412-3300 e-mail address: mj.78495@konami.com].

Very truly yours,

/s/ Takuya Kozuki
Takuya Kozuki
Representative Director
President
KONAMI CORPORATION